UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 10, 2018

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS NEW MANAGEMENT APPOINTMENT

Moscow, Russia – January 10, 2018 – Mechel PAO (MOEX: MTLR; NYSE: MTL), one of the leading Russian mining and metals companies, reports Nelli Galeeva’s appointment as the company’s Chief Financial Officer.

Prior to this appointment, Nelli Galeeva headed Mechel’s accounting and tax department and oversaw work on the Group’s consolidated international financial reporting. She has been a member of the company’s Management Board since 2016.

“Nelli Galeeva is a perfect example of a top manager who has successfully made her career within our company. In those long years of working for Mechel Group, Nelli proved herself as a leader distinguished by her thoughtful and highly professional approach to every issue. The key tasks facing her today include continuing the systematic work on improving the company’s financial efficiency, completing the restructuring of our debt portfolio and decreasing our net debt to EBITDA ratio,” Mechel PAO’s Chief Executive Officer Oleg Korzhov noted.

Nelli Galeeva has been a member of the company’s Management Board since 2016. In 2014-2018 she has been director of Mechel PAO’s accounting and tax department. In 2008-2014 she served as chief accountant of Mechel Mining Management OOO. In 2005-2008, she was chief accountant of Southern Kuzbass Coal Company OAO. In 2000-2005, she was chief of consolidated and international reporting department and deputy chief accountant at Southern Kuzbass Coal Company OAO. In 1995-2000, she was the chief accountant’s deputy for production at Krasnogorsky Open Pit OAO.

She graduated from the Kuzbass State Technical University with a specialty in accounting and audit and from the Kemerovo State University with a specialty in finance and credit.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: January 10, 2018

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